SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

DARKSTAR VENTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

237247 101
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237247 101	13D	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chizkyau Lapin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,645,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,645,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,645,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 237247 101	13D	Page 3 of 4

EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Chizkyau Lapin (the “Reporting Person”), with respect to the common stock of Darkstar Ventures, Inc. (the “Issuer”) filed on April 12, 2012 (the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

On May 23, 2013, the Reporting Person returned 2,857,000 shares to the Company resulting in the Reporting Person beneficially owning 3,643,000 shares of common stock. On June 28, 2013, FINRA confirmed the 15-1 forward stock split authorized by the Issuer’s board of directors. The record date of the split was July 8, 2013. As a result of the forward stock split, the Reporting Person was issued 51,002,000 shares on July 9, 2013.

(a) As of September 11, 2013, the Reporting Person is deemed the beneficial owner of 54,645,000 shares of the Issuer’s common stock representing 51% of the Issuer’s outstanding common stock based on 107,145,000 shares of common stock outstanding as of such date.

(b) The Reporting Person has the sole power to vote or to direct the vote of 54,645,000 shares and to dispose of or to direct the disposition of 54,645,000 shares of common stock.

(c) Except as set forth above, during the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

(d) No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 54,645,000 shares of common stock that are held by the Reporting Person.

(e) Not applicable.

CUSIP No. 237247 101	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2013	By:	/s/ Chizkyu Lapin
Chizkyau Lapin